Exhibit 99.2
AMENDED AND RESTATED BY-LAWS*
of
THOMSON REUTERS CORPORATION
(the “Corporation”)
being by-laws relating generally to the
business and affairs of the Corporation
1. Registered Office
1.1	The registered office of the Corporation shall be within the City of Toronto and shall be located therein at the address set out in the Articles or at such address as the Board of Directors may from time to time determine.
2. Corporate Seal
2.1	Until changed by the Board of Directors, the corporate seal of the Corporation shall be in the form impressed in the margin hereof.
3. Financial Year
3.1	Until changed by the Board of Directors, the financial year of the Corporation shall end on the last day of December in each year.
4. Meetings of the Board of Directors
4.1	Quorum. Two Directors, or such greater number of Directors as the Board of Directors may from time to time determine, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.
4.2	Calling of Meetings. Meetings of the Board of Directors shall be held at such time and place within or outside the Province Ontario as the Chair, a Deputy Chair, any two Directors or the President may determine. A majority of meetings of the Board of Directors need not be held within Canada in any financial year.
4.3	Notice of Meetings. Notice of the time and place of each meeting of the Board of Directors shall be given to each Director not less than 12 hours before the time of the meeting, provided that the first meeting immediately following a meeting of shareholders at which Directors are elected may be held without notice if a quorum is present. Notices

*	These By-Laws became effective April 17, 2008.

shall be deemed to have been duly given for this purpose if mailed, telephoned, or sent by electronic or other communications facilities.
4.4	Chair. The Chair, or in the absence of the Chair, a Deputy Chair, or in the absence of a Deputy Chair, a Director chosen by the Directors at the meeting, shall be chair of any meeting of the Board of Directors.
4.5	Voting at Meetings. At meetings of the Board of Directors each Director shall have one vote and questions shall be decided by a majority of votes.
4.6	Remuneration and Expenses. The Directors shall be paid such remuneration for their services as the Board of Directors may from time to time determine. The Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board of Directors, any committee thereof or the shareholders or otherwise in the performance of their duties as Directors.
5. Officers
5.1	General. The Board of Directors may from time to time appoint a Chair, one or more Deputy Chairs, a President, one or more Vice Presidents (who shall include Executive Vice Presidents, Senior Vice Presidents and other Vice Presidents), a Secretary to the Board of Directors and such other officers as the Board of Directors may determine, including assistants to any of the officers so appointed. Except for the Chair and the Deputy Chair(s), an officer need not be a Director.
5.2	Chair. The Chair when present shall be chair of meetings of the Board of Directors and shareholders of the Corporation and shall have such other powers and duties as the Board of Directors may determine.
5.3	Deputy Chair. The Deputy Chair, or one of them if there is more than one, in the absence of the Chair shall, if present, preside at meetings of the Board of Directors and shareholders of the Corporation and shall have such other powers and duties as the Board of Directors may determine.
5.4	President. Unless the Board of Directors otherwise determines, the President shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs.
5.5	Vice President. A Vice President (including any Executive Vice President, Senior Vice President or other Vice President) shall have such powers and duties as the Board of Directors or the President may determine.
5.6	Secretary to the Board of Directors. The Secretary to the Board of Directors shall give required notices to shareholders, Directors and auditors, act as secretary of meetings of the Board of Directors, its committees and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and have such other powers and duties as the Board of Directors may determine.

5.7	Variation of Duties. The Board of Directors may from time to time vary, add to or limit the powers and duties of any officer.
5.8	Term of Office. Each officer shall hold office until his or her successor is appointed, provided that the Board of Directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.
6. Meetings of Shareholders
6.1	Notice with Respect to Joint Electorate Action or Class Rights Action. If the Corporation proposes to undertake a Joint Electorate Action or a Class Rights Action, the Corporation shall immediately give notice to the holder of the Special Voting Share and TR PLC of the nature of the Joint Electorate Action or the Class Rights Action it proposes to take. Unless such action is proposed to be taken at an annual meeting of shareholders, the Board of Directors shall convene a special meeting of shareholders for the purpose of considering a resolution to approve such Joint Electorate Action or Class Rights Action. Such meeting shall be held as close in time as practicable to the Parallel Shareholder Meeting.
6.2	Manner of Voting. Any resolution to be considered at a meeting of shareholders in relation to which the holder of the Special Voting Share or the holder of the Reuters Founders Share is entitled to vote shall be decided by ballot. Voting at any meeting of shareholders shall otherwise be by show of hands except where a ballot is required by the chair of the meeting, a shareholder or proxyholder entitled to vote at the meeting or the holder of the Reuters Founders Share, or by the OBCA. In the case of a ballot on a resolution on which the holder of the Special Voting Share and/or the holder of the Reuters Founders Share is entitled to vote, the ballot shall be kept open for such time as is necessary to allow the Parallel Shareholder Meeting to be held and for the voting rights attaching to the Special Voting Share and/or the Reuters Founders Share, respectively, to be determined and exercised on such ballot, although such ballot may be declared closed earlier by the chair of the meeting in respect of shares of other classes. The chair of the meeting shall direct the procedures for voting by ballot.
6.3	Voting by Proxy. A proxy deposited by the holder of the Special Voting Share or the holder of the Reuters Founders Share will be valid if it is received by or delivered to the chair of the meeting before the close of the ballot to which it relates.
6.4	Objections to Validity of Votes. No objection shall be raised as to the validity of any vote at any meeting of shareholders except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection shall be referred to the chair of the meeting whose decision shall be final and conclusive save that no such decision shall be capable of prejudicing the effect of any valid exercise of any of the voting rights attaching to the Reuters Founders Share.

6.5	Quorum. A quorum for the transaction of business at a meeting of shareholders shall be either two persons present and each entitled to vote thereat or the holder of the Reuters Founders Share provided that:
(a)	at any meeting the business of which includes the consideration of any resolution on which the holder of the Special Voting Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Special Voting Share is present (through a duly authorized representative) or represented by proxy; and
(b)	at any meeting the business of which includes the consideration of any resolution on which the holder of the Reuters Founders Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Reuters Founders Share is present (through a duly authorized representative) or represented by proxy.
6.6	Scrutineers. The chair at any meeting of shareholders may appoint one or more persons, who need not be shareholders, to act as scrutineer or scrutineers at the meeting.
6.7	Adjournment of Meetings. The chair of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, and shall, if so directed by the holder of the Reuters Founders Share, adjourn the meeting from time to time and from place to place or for an indefinite period, provided that in the case of any meeting falling within the proviso in paragraph (b) of Section 6.5 any such adjournment will be subject to the consent of the holder of the Reuters Founders Share. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting. The Corporation shall give notice to TR PLC as soon as possible of an adjournment and of the business to be transacted at an adjourned meeting.
6.8	Actions for Shareholder Approval.
(a)	All actions put to shareholders of the Corporation, except for Class Rights Actions or resolutions of a procedural or technical nature described in Section 6.13, will be Joint Electorate Actions.
(b)	No resolution of the Corporation with respect to a Joint Electorate Action or a Class Rights Action shall be approved unless a Parallel Shareholder Meeting is held at which an Equivalent Resolution in respect of such Joint Electorate Action or Class Rights Action is approved in accordance with paragraph (b) of Section 6.12.
6.9	Joint Electorate Actions. For the avoidance of doubt, each of the following actions shall constitute a “Joint Electorate Action” if put to the holders of Common Shares or the holders of TR PLC Ordinary Shares:
(a)	the appointment, election, re-election or removal of any director of the Corporation or TR PLC;

(b)	to the extent such receipt or adoption is required by Applicable Laws, the receipt or adoption of the financial statements or accounts of the Corporation or TR PLC, or financial statements or accounts prepared on a consolidated basis, other than any financial statements or accounts in respect of the period(s) ended prior to April 17, 2008;

(c)	a change of name of the Corporation or TR PLC; and

(d)	the appointment or removal of the auditors of the Corporation or TR PLC.
6.10	Deemed Class Rights Actions. If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, it shall be treated as a Class Rights Action.

6.11	Class Rights Actions. Each of the following actions shall constitute a “Class Rights Action” if proposed to be taken by either the Corporation or TR PLC:
(a)	the voluntary Liquidation of such company;

(b)	any adjustment to the Equalization Ratio other than an adjustment made pursuant to Section 3.1.1(C) of the Equalization and Governance Agreement;

(c)	any amendment to, or termination of (including, for the avoidance of doubt, the voluntary termination of), the Equalization and Governance Agreement, the Special Voting Share Agreement or the Cross-Guarantees, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of the shareholders of the Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed by the TR Board;

(d)	any amendment to, removal or alteration of the effect of (which shall include the ratification of any breach of) any of the TR Corporation Entrenched DLC Provisions or the TR PLC Entrenched DLC Provisions, other than any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of the shareholders of the Corporation or TR PLC or is necessary to correct any inconsistency or manifest error as may be agreed by the TR Board;

(e)	a change in the corporate status of the Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of TR PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UK Listing Authority (unless such change occurs in connection with a termination of the Equalization and Governance Agreement in accordance with Section 11.1.1 or Section 11.1.2(B) thereof);

(f)	any other action or matter the TR Board determines (either in a particular case or generally) should be approved as a Class Rights Action because the interests of holders of Common Shares and holders of TR PLC Ordinary Shares may diverge; and

(g)	any Action to be approved as a Class Rights Action pursuant to Section 3.1.1(C) of the Equalization and Governance Agreement.

6.12	Procedure for Approval of Joint Electorate Actions and Class Rights Actions.
A Joint Electorate Action or a Class Rights Action shall require approval by both:
(a)	an ordinary resolution of the Corporation (or, if the Articles, these By-Laws, the Equalization and Governance Agreement or Applicable Laws require such Joint Electorate Action or Class Rights Action to be approved by a special resolution of the Corporation, by a special resolution); and

(b)	an ordinary resolution of TR PLC (or, if the TR PLC Articles or Applicable Laws require such Joint Electorate Action or Class Rights Action to be approved by a special resolution of TR PLC, by a special resolution).
6.13	Procedural Resolutions. A resolution put to shareholders at any meeting of the Corporation or TR PLC, whether annual, general or otherwise, of a procedural or technical nature (a “Procedural Resolution”) shall not constitute a Joint Electorate Action or a Class Rights Action. A Procedural Resolution shall include, without limitation, any resolution:
(a)	that certain persons be allowed to attend or be excluded from attending the meeting;

(b)	that discussion be closed and the question put to the vote (provided no amendments have been raised);

(c)	that the question under discussion not be put to the vote;

(d)	to proceed with matters in an order other than that set out in the notice of the meeting;

(e)	to adjourn the debate (for example, to a subsequent meeting); and

(f)	to adjourn the meeting.
6.14	Coordination with TR PLC. If TR PLC proposes to take a Joint Electorate Action or a Class Rights Action:
(a)	the Board of Directors shall (unless such action is proposed for an annual meeting of shareholders of the Corporation) convene a special meeting of shareholders as close in time as practicable to the TR PLC shareholders meeting at which such Joint Electorate Action or Class Rights Action is to be proposed;

(b)	the Board of Directors shall propose for consideration at such meeting an Equivalent Resolution in respect of such Joint Electorate Action or Class Rights Action;

(c)	the Board of Directors shall submit such Equivalent Resolution to shareholders as an ordinary resolution (or, if the Articles, these By-Laws or Applicable Laws require the action to be approved by a special resolution of the Corporation, by a special resolution); and

(d)	the Corporation shall co-operate fully with TR PLC in preparing resolutions, information circulars or statements, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.
6.15	Discretionary Matters. The Board of Directors may, by agreement with the TR PLC Board and subject to Applicable Laws:
(a)	decide to seek the approval by ordinary resolution of the shareholders (or any class of shareholders) of either or both of the Corporation and TR PLC for any matter that would not otherwise require such approval; or

(b)	specify a higher vote threshold for any resolution than would otherwise be required pursuant to these By-Laws.
7. Dividend Payments
7.1	Cheques. A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of the person whose name first appears in the register of shareholders in respect of such shares. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
7.2	Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board of Directors may from time to time prescribe, whether generally or in any particular case.
7.3	Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.
8. Execution of Instruments
8.1	Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any one of the Chair, a Deputy Chair or the President, or any two officers or directors together, or any one or more persons as the Board of Directors may otherwise authorize to sign instruments generally or to sign specific instruments. Any instruments so signed shall be binding upon the Corporation without further authorization or formality. The seal of the Corporation shall, when required, be affixed to any such instruments.

9. Omission to Give Notice
9.1	Accidental omission to give any notice to any shareholder, Director, auditor or member of a committee of the Board of Directors, non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.
9.2	Section 9.1 shall not apply if the person entitled to receive a notice is the holder of the Reuters Founders Share.
10. Amendments
10.1	These By-Laws may be amended in accordance with the Articles.
10.2	In the event of the termination of the Equalization and Governance Agreement upon TR PLC becoming a Wholly-Owned Subsidiary of the Corporation or the Corporation becoming a Wholly-Owned Subsidiary of TR PLC, then:
(a)	only in the case of TR PLC becoming a Wholly-Owned Subsidiary of the Corporation and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Reuters Founders Share in relation to the TR Group, Section 6.1 and Section 6.8 through Section 6.15 shall be null and void and of no further force or effect;

(b)	only in the case of the Corporation becoming a Wholly-Owned Subsidiary of TR PLC and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the TR PLC Reuters Founders Share in relation to the TR Group, Article 6 and Section 9.2 of these By-Laws shall be null and void and of no further force or effect; and

(c)	these By-Laws shall be restated as amended with such incidental or consequential modifications as are necessary to give effect to this Section 10.2.
11. Interpretation
11.1	Headings. Headings are for convenience only and are not to affect the meaning or construction of any of the provisions of these By-Laws.
11.2	References. References to “these By-Laws”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to these By-Laws, as amended or supplemented from time to time, and not to any particular Article, section, subsection, clause, paragraph or other portion hereof and include any and every instrument supplemental or ancillary hereto.

11.3	Expressions in OBCA. Unless otherwise defined herein, expressions used in these By-Laws shall have the same meanings as corresponding expressions in the OBCA.
11.4	Definitions. For purposes of these By-Laws, the following terms shall have the following meanings:
(a)	“Action” means, in relation to the Corporation or TR PLC, any Distribution or action affecting the amount or nature of issued share capital of the Corporation or TR PLC, including any offer by way of rights, bonus issue, sub-division or consolidation, repurchase or buy-back, or offer to purchase, or amendment of the rights of any Shares, or a series of one or more such actions;

(b)	“Applicable Laws” means:
(i)	any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over the Corporation and/or TR PLC; and

(ii)	the rules, regulations, and guidelines of:
(A)	any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of either the Corporation or TR PLC are listed, traded or quoted; and

(B)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,
(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to apply), in each case for the time being in force and taking account all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the Corporation or TR PLC, as the case may be;
(c)	“Articles” means the articles of incorporation of the Corporation, as they may be amended or supplemented from time to time;

(d)	“Beneficial Ownership”, with respect to any securities, means direct or indirect beneficial ownership of, or control or direction over, those securities; and the words “Beneficial Owner” and “Beneficially Own” and similar words have corresponding meanings;

(e)	“Board of Directors” or “Board” means the board of directors of the Corporation (or a duly authorized committee of the board of directors of the Corporation) from time to time;

(f)	“Class Rights Action” has the meaning attributed thereto in Section 6.11;

(g)	“Common Shares” means common shares in the capital of the Corporation;

(h)	“Corporation” means Thomson Reuters Corporation, a corporation incorporated and existing in accordance with the laws of the Province of Ontario;

(i)	“Cross-Guarantees” means, collectively, the TR Corporation Guarantee and the TR PLC Guarantee;

(j)	“Directors” means those individuals appointed or elected to the Board of Directors from time to time and “Director” means any one of them;

(k)	“Distribution” means, in relation to the Corporation or TR PLC, any dividend or other distribution, whether of income or capital, and in cash or any other form, made by such company or any of its Subsidiaries to the holders of Common Shares, in the case of the Corporation, or TR PLC Ordinary Shares, in the case of TR PLC;

(l)	“DLC Structure” means the dual listed company structure effected pursuant to the Equalization and Governance Agreement and the transactions contemplated thereby, including the Special Voting Share Agreement, the Articles, these By-Laws, the TR PLC Memorandum and Articles and the Cross-Guarantees;

(m)	“Entrenched DLC Articles” means Section 1.5, Section 1.7, subsection 2.1.2, subsection 2.2.2, subsection 2.2.3, Section 2.3, and Article 4 through Article 7 of the Articles and the definitions referred to therein;

(n)	“Entrenched DLC By-Laws” means Article 6 and Article 10 of these By-Laws and the definitions referred to therein;

(o)	“Equalization and Governance Agreement” means the Equalization and Governance Agreement, dated as of April 17, 2008, between the Corporation and TR PLC, as it may be amended or modified from time to time in accordance with its terms;

(p)	“Equalization Ratio” means, at any time, the ratio of (i) one to (ii) the TR PLC Equivalent Number at such time;

(q)	“Equivalent Resolution” means, in relation to a resolution of the Corporation, a resolution of TR PLC that is certified by a duly authorized officer of TR PLC as equivalent in nature and effect to such resolution of the Corporation and, in relation to TR PLC, a resolution of the Corporation that is certified by a duly authorized officer of the Corporation as equivalent in nature and effect to such resolution of TR PLC;

(r)	“Governmental Agency” means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the European Commission, the London Stock Exchange, the

UK Listing Authority, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission, the NYSE and NASDAQ;
(s)	“holder”, with respect to any shares in the capital of the Corporation or TR PLC, means the registered holders of such shares;

(t)	“Interest” has the meaning attributed thereto in paragraph 2.4.1(cc) of the TR PLC Articles;

(u)	“Joint Electorate Action” has the meaning attributed thereto in Section 6.9;

(v)	“Liquidation” means, with respect to either the Corporation or TR PLC, any liquidation, winding up, receivership, dissolution, insolvency or equivalent or analogous proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable claims against such company;

(w)	“NASDAQ” means the National Association of Security Dealers, Inc. Automated Quotations System or any successor thereto;

(x)	“NYSE” means the New York Stock Exchange, Inc. or any successor thereto;

(y)	“OBCA” means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

(z)	“ordinary resolution”, with respect to TR PLC, has the meaning attributed thereto in the UK Companies Act;

(aa)	“Parallel Shareholder Meeting”, in relation to a meeting of shareholders of the Corporation, means any meeting of the shareholders of TR PLC which is:
(i)	nearest in time to, or is contemporaneous with, such meeting of the shareholders of the Corporation and at which some or all of the same resolutions or some or all Equivalent Resolutions are to be considered; or

(ii)	designated by the TR PLC Board as the parallel meeting of shareholders of TR PLC of such meeting of shareholders of the Corporation;
(bb)	“Procedural Resolution” has the meaning attributed thereto in Section 6.13;

(cc)	“Reuters Founders Share” means the Reuters founders share in the capital of the Corporation;

(dd)	“Reuters Founders Share Company” means Reuters Founders Share Company Limited, a corporation incorporated and existing in accordance with the laws of England and Wales;

(ee)	“Reuters Trustees” means the members and directors from time to time of Reuters Founders Share Company;

(ff)	“Shares” means, in relation to the Corporation, the Common Shares and, in relation to TR PLC, the TR PLC Ordinary Shares;

(gg)	“special resolution”, with respect to TR PLC, has the meaning attributed thereto in the UK Companies Act;

(hh)	“Special Voting Share” means the special voting share in the Corporation;

(ii)	“Special Voting Share Agreement” means the Special Voting Share Agreement, dated as of April 17, 2008, by and among the Corporation, TR PLC, the TR Corporation Special Voting Share Trustee and the TR PLC Special Voting Share Trustee, as the same may be amended or modified from time to time in accordance with its terms;

(jj)	“Subsidiary” has the meaning attributed thereto in the Articles;

(kk)	“TR Board” means each of the Board of Directors and the TR PLC Board;

(ll)	“TR Corporation Entrenched DLC Provisions” means the Entrenched DLC Articles and the Entrenched DLC By-Laws;

(mm)	“TR Corporation Group” means, collectively, the Corporation and its Subsidiaries from time to time;

(nn)	“TR Corporation Guarantee” means the deed of guarantee dated as of April 17, 2008 between the Corporation and TR PLC whereby the Corporation agrees to guarantee certain obligations of TR PLC for the benefit of creditors of TR PLC, as it may be amended or modified from time to time in accordance with its terms;

(oo)	“TR Corporation Special Voting Share Trust” means the trust created by the TR Corporation Special Voting Share Trust Deed;

(pp)	“TR Corporation Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between Thomson Reuters Corporation, as settlor, and the TR Corporation Special Voting Share Trustee;

(qq)	“TR Corporation Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR Corporation Special Voting Share Trust, and includes any successor trustee of the TR Corporation Special Voting Share Trust;

(rr)	“TR Group” means, collectively, the TR Corporation Group and the TR PLC Group operating as a unified group pursuant to the DLC Structure;

(ss)	“TR PLC” means Thomson Reuters PLC, a public limited company incorporated in England and Wales;

(tt)	“TR PLC ADS” means an American Depositary Share of TR PLC listed on NASDAQ, each of which represents six TR PLC Ordinary Shares;

(uu)	“TR PLC Articles” means the articles of association of TR PLC, as they may be amended or supplemented from time to time;

(vv)	“TR PLC Board” means the board of directors of TR PLC (or a duly authorized committee of the board of directors of TR PLC) from time to time;

(ww)	“TR PLC Entrenched DLC Provisions” has the meaning attributed thereto in the TR PLC Articles;

(xx)	“TR PLC Equivalent Number” means the number of TR PLC Ordinary Shares that enjoy equivalent rights to Distributions (calculated having regard to Section 3.2(A) of the Equalization and Governance Agreement) and voting rights in relation to Joint Electorate Actions as one Common Share. Initially, the TR PLC Equivalent Number shall be one but shall be adjusted as provided in Section 3 of the Equalization and Governance Agreement. In all cases, the TR PLC Equivalent Number shall be rounded to four decimal places;

(yy)	“TR PLC Group” means, collectively, TR PLC and its Subsidiaries from time to time;

(zz)	“TR PLC Guarantee” means the deed of guarantee dated as of April 17, 2008 between TR PLC and the Corporation whereby TR PLC agrees to guarantee certain obligations of the Corporation for the benefit of creditors of the Corporation, as it may be amended or modified from time to time in accordance with its terms;

(aaa)	“TR PLC Memorandum” means the memorandum of association of TR PLC, as it may be amended or supplemented from time to time;

(bbb)	“TR PLC Memorandum and Articles” means the TR PLC Memorandum and the TR PLC Articles;

(ccc)	“TR PLC Ordinary Shares” means ordinary shares in the capital of TR PLC (including the ordinary shares underlying each TR PLC ADS);

(ddd)	“TR PLC Reuters Founders Share” means the Reuters founders share of £1.00 (one pound) in TR PLC;

(eee)	“TRC PLC Special Voting Share” means the special voting share of £500,000 (five hundred thousand pounds) in TR PLC;

(fff)	“TR PLC Special Voting Share Trust” means the trust created by the TR PLC Special Voting Share Trust Deed;

(ggg)	“TR PLC Special Voting Share Trust Deed” means the deed dated as of April 17, 2008 between Thomson Reuters Corporation, as settlor, and the TR PLC Special Voting Share Trustee;

(hhh)	“TR PLC Special Voting Share Trustee” means Computershare Trust Company of Canada, as trustee of the TR PLC Special Voting Share Trust, and includes any successor trustee of the TR PLC Special Voting Share Trust;

(iii)	“TSX” means the Toronto Stock Exchange or any successor thereto;

(jjj)	“UK Companies Act” means the UK Companies Act 2006, as it may be amended from time to time and any successor legislation thereto;

(kkk)	“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or any successor thereto; and

(lll)	“Wholly-Owned Subsidiary” means, in relation to any Person, any Subsidiary of which that Person at the time of determination, directly and/or indirectly, through one or more other Subsidiaries, Beneficially Owns and/or is Interested in 100% of the securities of such Subsidiary (excluding debt securities and, in the case of the Corporation, the Special Voting Share and the Reuters Founders Share and, in the case of TR PLC, the TR PLC Special Voting Share and the TR PLC Reuters Founders Share) carrying at that time a voting right ordinarily exercisable at meetings of shareholders either under all circumstances or under some circumstances that have occurred and are continuing.